Jim Rosenberg Senior Assistant Chief Accountant	December 20, 2010
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

Re:	Trinity Biotech Plc Form 20-F for the fiscal year ended December 31, 2009 File No. 000-22320
Dear Jim,
In reference to your letter dated November 23, 2010, I set out responses to the queries raised in relation to our Form 20-F for fiscal year ended December 31, 2009. Where the information requested in your letter requires us to revise our disclosure, we have included the proposed revised disclosure in our response below. We intend revising these disclosures in our Form 20-F to be submitted for the financial year ending 31 December, 2010, subject to this being to your satisfaction.
Query 1
Research and Products under Development (page 35)
“Please revise your proposed disclosure to disclose significant projects in your research phase and for each of them, please disclose the following information:
•	The costs incurred by you during each period presented and to date on the project;
•	The nature, timing and estimated costs to be incurred by you necessary to complete the project;
•	The anticipated completion dates;
•	The period in which material net cash inflows from significant projects are expected to commence; and
•
The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.”

Response
I confirm that there were no significant development projects in their research phase during 2009. The following sentence will be added to the section headed Research and Products under Development on page 35.
“There were no significant development projects in their research phase during 2009.”
Query 2
Basis of preparation and Significant Accounting Policies
g) Intangibles, including research and development, page 72
“Please revise your proposed disclosure provided to comment to revise your listing of development costs capitalized during the periods presented to reconcile these costs to your total development costs capitalized as indicated in the table on page 98. To the extent you have other development projects that you did not identify, please aggregate the expenditures for those projects and disclose the criteria you used to identify the projects you did.”
Response
Goodwill and Intangible Assets (page 98)
In the intangible fixed asset note (Note 12), we intend to provide more information in relation to development costs. The following is the additional disclosure:
“The following represents the costs incurred during each period presented for each of the principal development projects:

	2009	2008
Product Name	US$’000	US$’000
Destiny Max coagulation instrument	3,234	4,508
Tristat point of care instrument	1,072	823
HPLC Instrument for Haemoglobin A1c testing	1,023	672
Coagulation assays and intermediates	1,010	380
Lyme assays	629	495
Unigold Recombigen HIV Rapid enhancement	456	603
Bordetella Pertussis Western Blot test	156	0
Trinblot Scanner	72	297
Other projects with spend less than $150,000	193	648

Total capitalized development costs	7,845	8,426

Query 3
Tax (current and deferred)
“Please explain to us how your use of a valuation allowance against deferred tax assets is consistent with the guidance in paragraph 23 of IAS 12 to recognize deferred tax assets only to the extent it is probable the benefit will be utilized.”
Response
In this context the use of the term “valuation allowance” might be confusing as valuation allowances are used to restrict deferred tax assets under US GAAP but not under IFRS. To ensure that users of the financial statements understand that they are prepared under IFRS, we propose to remove the term valuation allowance.
The amended disclosure in note 13 Deferred Tax Assets and Liabilities is as follows:
“The deferred tax asset in 2009 is due mainly to deductible temporary differences and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased in 2009 principally due to a decrease in unrecognised deferred tax assets. The accounting policy for deferred tax is to calculate the deferred tax asset that is deemed recoverable, considering all sources for future taxable profits. However when there is a reversing deferred tax liability in that jurisdiction that reverses in the same period, the deferred tax asset is restricted so that it equals the reversing deferred tax liability.”
In our previous reply of November 5, 2010, we presented a table showing the unrecognized deferred tax assets by jurisdiction. Again to avoid any confusion, we propose to replace the term “valuation allowance” with the term unrecognized deferred tax asset.

Query 4
Income Tax Expense (Credit) (pages 91)
“Please revise your proposed disclosure regarding deferred tax assets not recognized to indicate, that in addition to having no reversing deferred tax liability in the same jurisdiction, future taxable income in the same jurisdiction is not probable, consistent with your response to our previous comment four. Otherwise, please advise.”
Response
In the Income tax expense disclosure note (note 9), we will revise the disclosure to include a statement regarding future taxable income in the jurisdictions. The revised wording is:
“The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognized is analyzed further in the table below (see also note 13). No deferred tax asset was recognized because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period and no future taxable income in the same jurisdiction.
In the event that you have any queries please contact me at +35312769864.
Yours sincerely,
/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Trinity Biotech plc